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                               March 23, 2022

       Patrick Gadson
       Vinson & Elkins LLP
       The Grace Building
       1114 Avenue of the Americas
       32nd Floor
       New York, New York 10036

                                                        Re: Turtle Beach Corp
                                                            Soliciting Material
filed pursuant to Rule 14a-12
                                                            Filed March 23,
2022
                                                            File No. 001-35465

       Dear Mr. Gadson:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Soliciting Material filed pursuant to Rule 14a-12

       Soliciting Materials, page 2

   1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual
basis must exist for each such opinion or belief. Support for opinions or beliefs should be
self-evident, disclosed in the proxy statement or provided to the staff on a supplemental
basis. Accordingly, please provide your assertion that "Donerail still wants to control Turtle
Beach." Also, to the extent you continue referring to Donerail obtaining control of
the company through the proxy contest, review any future disclosure to clarify that
directors owe their fiduciary duties to the company's shareholders, not to the party nominating them,
and that the control of the company to which you are referring does not extend to
ownership of the company.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Patrick Gadson
The Grace Building
March 23, 2022
Page 2

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNamePatrick Gadson                           Sincerely,
Comapany NameThe Grace Building
                                                           Division of
Corporation Finance
March 23, 2022 Page 2                                      Office of Mergers &
Acquisitions
FirstName LastName